FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 13, 2005

Commission File Numbers: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

ABN AMRO HOLDING N.V.

INDEX

Item
1.	Press release entitled "ABN AMRO General Meeting of Shareholders 2004: dividend and appointment members Supervisory Board", dated April 28, 2005.
2.	Press release entitled "European Commission approves ABN AMRO planned offer for Banca Antonveneta", dated April 28, 2005.
3.	Press release entitled "ABN AMRO: Bank of Italy approves offer for Banca Antonveneta", dated May 6, 2005.
4.	Press release entitled "ABN AMRO opens acceptance period for offer for Banca Antonveneta on Thursday 19 May", dated May 16, 2005.
5.	Press release entitled "Final dividend 2004 ABN AMRO Holding N.V.", dated May 19, 2005.
6.	Press release entitled "ABN AMRO increases cash offer for Banca Antonveneta to EUR 26.50, extends offer period", dated June 10, 2005.

The information contained in this report is incorporated by reference into Registration Statements on Form F-3 file nos. nos. 333-81400, 333-84044, 333-89136 and 333-104778.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: June 13, 2005	By:	/s/ Drs. T. de Swaan

		Name:	Drs. T. de Swaan
		Title:	Member of the Managing Board

	By:	/s/ R.P. Bruens

		Name:	R.P. Bruens
		Title:	Head of Investor Relations

Item 1

Press Release

The Hague, 28 April 2005

ABN AMRO General Meeting of Shareholders 2004: dividend and appointment members Supervisory Board

Dividend

The General Meeting of Shareholders has approved the 2004 annual accounts and has set the dividend for the 2004 financial year at EUR 1.00 per ordinary share of EUR 0.56 nominal value. When the EUR 0.50 interim dividend issued in August 2003 is deducted, a final dividend of EUR 0.50 remains.

It was also determined that the 2004 final dividend of EUR 0.50 will be payable - at the shareholder’s option - fully in ordinary shares against the share premium reserve or fully in cash (after deduction of 25% withholding tax on dividends). The value of the stock dividend will be - barring any rounding effects - equal to the value of the cash dividend.

Appointments of Supervisory Board members

The General Shareholders Meeting of ABN AMRO has approved the Supervisory Board’s nomination of Rob van den Bergh and Anthony Ruys as members of the Supervisory Board. Furthermore it has been deciced that Mr Arthur Martinez, who is already member of the Board since 2002, will succeed Mr Van Veen as Vice-Chairman of the Supervisory Board. Mr Arthur Martinez, a US citizen, is former Chairman, President and Chief Executive Officer of Sears Roebuck & Co. Inc., Chicago. In 2006 Mr Martinez will succeed Mr Loudon as Chairman of the Supervisory Board.

Mr Rob van den Bergh is currently Chairman of the Executive Board and CEO of VNU. He also serves on the Supervisory Boards of NPM Capital NV and Pon Holdings BV. Mr Anthony (Thony) Ruys is Chairman of the Executive Board of Heineken NV. He holds a wide range of advisory posts.

Mr Maarten van Veen and Mr Wim Dik stepped down from the Supervisory Board. Mr Van Veen has been a member of the Supervisory Board for eight years, and for the last three years he was Vice-Chairman. Mr Dik has been member of the board since 1993.

Following these decisions, the Supervisory Board of ABN AMRO Bank will consist of the following 12 members: Mr Aarnout Loudon (Chairman), Mr Arthur Martinez (Vice-Chairman), Mr Anthony Burgmans, Mrs Louise Groenman, Baron David de Rothschild, Mrs Trude Maas-De Brouwer, Mr Marcus Vinicius Pratini de Moraes, Mr Paolo Scaroni, Lord Sharman of Redlynch, Mr Andre Olijslager, Mr Rob van den Bergh and Mr Anthony Ruys.

Further information:
Press Relations: +31 20 6288900
Investor Relations: +31 20 6287835

Item 2

Press Release

Amsterdam, 28 April 2005

European Commission approves ABN AMRO planned offer for Banca Antonveneta

ABN AMRO confirms that it has received notification that the European Commission has approved its proposed offer for Banca Antonveneta.

After examining ABN AMRO’s proposals, the European Commission declared that the transaction is compatible with the common market and is a positive sign of movement towards a more integrated internal market for financial services.

ABN AMRO announced on March 30 a cash offer of EUR 25 per share for all ordinary shares of Banca Antonveneta. The offer is supported by Banca Antonveneta’s board of directors who gave a positive recommendation for the bid on April 15.

The Bank of Italy granted ABN AMRO permission yesterday afternoon to increase its stake in Banca Antonveneta to up to 30%. The Italian stock market regulator CONSOB gave approval to ABN AMRO to publish the offering document for the cash offer on April 14.

Press contacts: +31 20 6288900
Investor relations contacts: +31 20 6287835

Press Relations Department
Head Office: Gustav Mahlerlaan 10 (HQ 1190), 1082 PP Amsterdam, tel. +31 (0)20 6288900, fax +31 (0)20 6295486
London Office: 250 Bishopsgate, London EC2M 4AA, tel. +44 207 6788244, fax +44 207 6788245
Outside office hours please call +31 (0)20 6298000 for the press officer on duty

Item 3

Press Release

Amsterdam / Rome, 6 May 2005

ABN AMRO: Bank of Italy approves offer for Banca Antonveneta

ABN AMRO announced today that it has received approval by the Bank of Italy to launch a cash offer for 100% of the share capital of Banca Antonveneta. ABN AMRO announced its intention to launch an offer for Banca Antonveneta on 30 March.

Previously, ABN AMRO received the approvals from the other relevant authorities, including De Nederlandsche Bank, CONSOB and the European Union.

- -

ABN AMRO press office: +31 20 6288900
ABN AMRO investor relations: +31 20 6287835

Item 4

Press Release

Amsterdam / Rome, 16 May 2005

ABN AMRO opens acceptance period for offer for Banca Antonveneta on Thursday 19 May

ABN AMRO announces that the acceptance period of its cash offer for the entire share capital of Banca Antonveneta will start, as agreed with the Italian stock exchange Borsa Italiana today, on Thursday 19 May 2005 and will end on Wednesday 22 June 2005.

At this moment, ABN AMRO owns 20.7% of the share capital of Banca Antonveneta. The offer is subject to, among others, the condition that the participation will exceed 50% of the entire share capital on a fully diluted basis.

ABN AMRO announced its intention to launch an offer for Banca Antonveneta on 30 March, and has obtained the necessary approvals from the relevant authorities, including Banca d'Italia, De Nederlandsche Bank, CONSOB and the European Commission. Furthermore, the Board of Directors of Banca Antonveneta gave a positive recommendation to the offer on 15 April.

The details of the offer are available on http://www.abnamro.com/pressroom/anton.jsp.

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Press enquiries: + 31 20 6288900

Press Relations Department
Head Office: Gustav Mahlerlaan 10 (HQ 1190), 1082 PP Amsterdam, tel. +31 (0)20 6288900, fax +31 (0)20 6295486
London Office: 250 Bishopsgate, London EC2M 4AA, tel. +44 207 6788244, fax +44 207 6788245
Outside office hours please call +31 (0)20 6298000 for the press officer on duty

Item 5

Press Release

Amsterdam, 19 May 2005

Final dividend 2004 ABN AMRO Holding N.V.

Following approval of the 2004 annual accounts by the General Meeting of Shareholders on 28 April 2005, the dividend for the 2004 financial year has been set at EUR 1.00 per ordinary share of EUR 0.56 nominal value. When the EUR 0.50 interim dividend issued in August 2004 is deducted, a final dividend of EUR 0.50 remains.

It was also determined that the 2004 final dividend of EUR 0.50 will be payable - at the shareholder's option - fully in ordinary shares against the share premium reserve or fully in cash (after deduction of 25% withholding tax on dividends). The value of the stock dividend will be virtually equal to the value of the cash dividend.

Today the number of dividend rights of ordinary shares of EUR 0.56 nominal value entitling shareholders to one new ordinary share in ABN AMRO Holding N.V. of EUR 0.56 nominal value each, has been fixed at 37. Based on the volume weighted average price of all ordinary ABN AMRO shares traded on Eurolist by Euronext Amsterdam on 17, 18 and 19 May 2005 of EUR 18.6833, 1/37 portion represents a value of EUR 0.505, which is virtually equal to the value of the cash dividend.

Press Relations Department
Head Office: Gustav Mahlerlaan 10 (HQ 1190), 1082 PP Amsterdam, tel. +31 (0)20 6288900, fax +31 (0)20 6295486
London Office: 250 Bishopsgate, London EC2M 4AA, tel. +44 207 6788244, fax +44 207 6788245
Outside office hours please call +31 (0)20 6298000 for the press officer on duty

Item 6

Press Release

Amsterdam / Rome, 10 June 2005

ABN AMRO increases cash offer for Banca Antonveneta to EUR 26.50, extends offer period

ABN AMRO announces that it has decided to increase its offer for the entire share capital of Banca Antonveneta. ABN AMRO will offer EUR 26.50 in cash per share, an increase of EUR 1.50 per share compared with the offer announced on 30 March 2005. The offer now values 100% of the share capital of Banca Antonveneta at EUR 7.6 bln.

With the increase in its offer, ABN AMRO aims to ensure a quick return to stability for Banca Antonveneta and to provide clarity for its stakeholders. Prolonged uncertainty is not conducive to preserving Banca Antonveneta’s business strengths, particularly its client relationships.

ABN AMRO is convinced that it offers the best prospects for Banca Antonveneta, its clients and employees and that it will provide Banca Antonveneta with the support and financial stability required for a continuation of its successful development over recent years.

In addition to the increase in the offer price as mentioned above, ABN AMRO will extend the offering period to July 6 from June 22. The details of the offer are otherwise unchanged.

At this moment, ABN AMRO owns 20.7% of the share capital.

Our target of reaching a core tier 1 of 6% and a tier 1 of 8% by the end of 2006 remains unchanged. As indicated on 30 March 2005, the acquisition is expected to enhance ABN AMRO's earnings per share after 12 months of ownership.

Press Relations Department
Head Office: Gustav Mahlerlaan 10 (HQ 1190), 1082 PP Amsterdam, tel. +31 (0)20 6288900, fax +31 (0)20 6295486
London Office: 250 Bishopsgate, London EC2M 4AA, tel. +44 207 6788244, fax +44 207 6788245
Outside office hours please call +31 (0)20 6298000 for the press officer on duty